Akouos, Inc.

645 Summer Street

Suite 200

Boston, Massachusetts 02210

June 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:   Akouos, Inc.

Registration Statement on Form S-1

File No. 333-238977

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Akouos, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-238977), as amended, so that it may become effective at 4:00 p.m. Eastern time on June 25, 2020, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact Rosemary G. Reilly of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at (617) 526-6633, or in her absence, Molly W. Fox at (617) 526-6812, to provide notice of effectiveness, or if you have any other questions regarding this matter.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

AKOUOS, INC.

By:	/s/ Emmanuel Simons
	Name:	Emmanuel Simons, Ph.D., M.B.A.
	Title:	President and Chief Executive Officer

Signature Page to Acceleration Request